

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

May 21, 2009

By U.S. mail and facsimile to (203) 573-2686

Mr. Stephen C. Forsyth, Executive Vice President and Chief Financial Officer
Chemtura Corporation
199 Benson Road
Middlebury, CT 06749

> **RE: Chemtura Corporation**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 2, 2009**
> **Form 10-Q for the quarter ended March 31, 2009**
>
> **File No. 1-15339**

Dear Mr. Forsyth:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

General

1. We note your March 23, 2009 Form 8-K disclosing that you are postponing your annual meeting. Please tell us when you expect to file your amended Form 10-K to include Part III information.

Item 1A. Risk Factors, page 12

2. In future filings containing risk factor disclosure, please refrain from using qualifying or limiting statements in the introductory paragraph, such as references to other risks that you do not currently deem significant or of which you are currently unaware. Such qualifications and limitations are inappropriate. Your risk factor disclosure should address all of the material risks that you face. If you do not deem risks material, you should not make reference to them.

3. Given the magnitude of the goodwill impairment charge of $986 million during 2008, it appears this item warranted prominent disclosure in the risk factors section, particularly since you have included a risk factor noting the decline in operations on page 14. Please revise future filings accordingly.

Management's Discussion and Analysis, page 34

Critical Accounting Estimates, page 51

4. The $665 million fourth quarter 2008 goodwill impairment charge had 2660% and 216% impacts on fourth quarter and annual 2008 net income, respectively. The disclosure on page 52 attributes the impairment to the changes in financial performance during the fourth quarter 2008 and the outlook in 2009, coupled with continuing adverse equity market conditions. Given the materiality of the charge, this disclosure should be revised to fully identify the changes in estimates that precipitated the impairment. Pursuant to Section 501.14 of the Financial Reporting Codification, please identify the material assumptions and estimates that changed between the September 2008 test and the December 2008 test and quantify the impact of these changes on the impairment calculation. Quantify the extent to which 2008 results differed from the July 2008 cash flow projections update. Disclose whether the December 2008 cash flow projections assume any negative future cash flows, and if so, for how long. Note also the requirement to specifically discuss the accuracy of management's past estimates. Please also provide this disclosure in your letter.

3) Acquisitions and Divestments, page 73

5. Please tell us and revise future filings to state why the oleochemcial divestiture as described on page 76 does not constitute discontinued operations pursuant to SFAS 144.

Item 9A. Controls and Procedures, page 124

6. You state the Company did not provide adequate oversight to ensure a timely and effective review of its income tax accounts, which deficiency resulted in a

material misstatement in the preliminary financial statements as of December 31, 2008. Please revise future filings to disclose in detail the nature of the material weakness. That is, discuss how the misstatement emerged, quantify the impact it had on the preliminary financial statements, and how it was identified and resolved. Provide this information in your response letter. Also, please tell us whether you assessed the possibility of errors in the prior quarterly filings. Explain whether the "taxes attributable to prior periods" referenced on page 86 are accounting errors.

7. Please tell us why this material weakness was limited to only one area of the financial statements where an audit adjustment occurred. It appears the nature of such material weakness, that is, inadequate oversight, could be so pervasive as to appear in other areas of the financial statements.

Exhibits, page 127

8. We note the debt agreements listed in Item 2.04 of your March 23, 2009 Form 8-K. Supplementally tell us where the following documents are located in the exhibit index, and if they are not included, explain why or include them in future filings.

   - $400 million of 7% Notes due July 15, 2009 under an Indenture dated as of July 16, 1999; and

   - $150 million of 6.875% debentures due 2026, under an indenture dated as of February 1, 1993.

Certifications, Exhibits 31.1 and 31.2

9. In future filings, please file the certification exactly as set forth in Item 601(b)(31) and do not replace "report" with "annual report" in paragraphs 2, 3, 4(a) and (c).

Form 10-Q for the period ended March 31, 2009

Management's Discussion and Analysis, page 31

10. We note that despite the significant goodwill impairment charge in 2008, it appears your March 31, 2009 market capitalization is still significantly below the book value of your equity, but no impairment was found to exist as of the end of this quarter. Please provide us with your SFAS 142 fair value analysis so we can better understand the difference between book value and market capitalization. Include your historical cash flow amounts so we can understand the basis for the projected cash flows. Please tell us what assumptions have changed and the resultant impact on your analysis from those used in your December 2008 test.

Please explain how your assumptions comply with the requirement in paragraphs 23-25 of SFAS 142 that they be market-based. Tell us if you expect to record a goodwill impairment charge in the second quarter 2009.

*   *   *   *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses. To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
*   the company is responsible for the adequacy and accuracy of the disclosure in their filings;
*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. You may contact Jenn Do, Staff Accountant, at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at (202) 551-3345 or, in her absence, Brigitte Lippmann at (202) 551-3713, with any other questions

Sincerely,

Terence O'Brien
Branch Chief